SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              AMERICAN MEDIA, INC.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    02744L100
                                 (CUSIP Number)






   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.



   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

        CUSIP No. 02744L100


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Yacktman Fund, Inc. - 36-3831621

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [  ]
         N/A

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

                     5  SOLE VOTING POWER
      NUMBER OF
                        1,200,000
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,200,000

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.69%*


    12   TYPE OF REPORTING PERSON

         IV


   * Based upon an aggregate of 21,074,647 shares of Class A outstanding at February 3, 1997.

   Item 1(a).     Name of Issuer:

   American Media, Inc.


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   600 South East Coast Avenue
   Lantana, Florida  33462


   Item 2(a).     Name of Person Filing:

   The filer of this Schedule 13G is The Yacktman Fund, Inc., an investment company registered under the Investment Company Act of 1940.


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   303 West Madison Street
   Suite 1925
   Chicago, Illinois  60606

   Item 2(c).     Citizenship:

   The Yacktman Fund, Inc. is a Maryland corporation.


   Item 2(d).     Title of Class or Securities:

   Class A Common Stock


   Item 2(e).     CUSIP Number:

   02744L100

   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        [  ] Broker or Dealer registered under Section 15 of the Act
        [  ] Bank as defined in Section 3(a)(6) of the Act
        [  ] Insurance Company as defined in Section 3(a)(19) of the Act
        [X] Investment Company registered under Section 8 of the Investment Company Act
        [  ] Investment Adviser registered under Section 203 of the
             Investment Advisers Act of 1940
        [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
        [  ] Parent Holding Company
        [  ] Group
        [  ] N/A

   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:  1,200,000

             (b)  Percent of Class:  5.69%
             (c)  Number of shares as to which such group has:
                  (i)  sole power to vote or to direct the vote:  1,200,000
                  (ii) shared power to vote or to direct the vote:  -0-
                  (iii)     sole power to dispose or to direct the
                            disposition of:  -0-
                  (iv) shared power to dispose or to direct the disposition
                       of:  -0-

   Item 5.   Ownership of Five Percent or Less of a Class.

             N/A


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             All securities reported on this Schedule are owned by investment advisory clients of Yacktman Asset Management Co. To its knowledge, only one such client, The Yacktman Fund, Inc., a registered investment company owns in excess of 5.0% of the shares of Class A Common Stock.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             N/A

   Item 8.   Identification and Classification of Members of the Group.

             N/A


   Item 9.   Notice of Dissolution of Group.

             N/A


   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 12, 1997
   Date


   YACKTMAN ASSET MANAGEMENT CO.


   By:  /s/ Donald A. Yacktman
        Donald A. Yacktman, President